UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2024 (Report No. 2)

Commission file number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

Second Addendum to Merger Agreement

On November 26, 2024, SciSparc Ltd. (the “Company”) entered into a second addendum (the “Addendum”) to the Agreement and Plan of Merger previously announced by the Company on April 11, 2024 (the “Merger Agreement”) with AutoMax Motors Ltd. (“AutoMax”) and SciSparc Merger Sub Ltd and as amended by the first addendum to the Merger Agreement on August 14, 2024. Pursuant to the Addendum, the right to terminate the Merger Agreement if the merger was not consummated by November 30, 2024, was deferred to March 31, 2025.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-275305, 333-269839, 333-266047, 333-233417, 333-248670 and 333-255408) and on Form S-8 (File Nos. 333-278437 and 333-225773) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: November 27, 2024	By:	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer and Chief Financial Officer

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